ArcelorMittal Announces Sale of Sparrows Point

Luxembourg/Rotterdam, August 2, 2007 – The world’s leading steel manufacturer, ArcelorMittal, announces today that ArcelorMittal USA has entered into an agreement to sell its Sparrows Point facility and related railroad, intellectual property and other assets for an undisclosed purchase price to a joint venture entity sponsored by Esmark Incorporated and Wheeling-Pittsburgh Corporation, with participation by industry and institutional investors.

Located near Baltimore, MD, Sparrows Point is a former Bethlehem Steel plant that is a fully integrated steel-making facility capable of producing 3.9 million tons of raw steel annually. Products made at Sparrows Point include hot-rolled sheets, cold-rolled sheet, galvanized sheet, Galvalume™, tin mill products and semi-finished steel. Markets served include construction, steel service centers, automotive, container and appliance.

“We have been working closely with the Department of Justice for several months to satisfy the terms of the consent decree and are pleased that this process has reached its conclusion”, Aditya Mittal, ArcelorMittal’s CFO and head of Flat Carbon Americas, commented.

“Sparrows Point has been an important part of ArcelorMittal USA and I know the facility will continue to thrive under new ownership,” commented Michael G. Rippey, President & CEO of ArcelorMittal USA. “We greatly respect the uncertainty that the more than 3,000 employees at Sparrows Point have had to live with during this difficult period and we thank them for their service to our company, while wishing them the best of luck in the future.”

Following the bid of Mittal Steel Company N.V. (“Mittal”) for Arcelor S.A., Mittal agreed with the United States Department of Justice (DOJ) to divest the Sparrows Point Business. The sale of the Sparrows Point Business remains subject to DOJ approval and customary closing conditions. The sale is expected to close in the fall of this year. Once the transaction is approved, ArcelorMittal willl disclose all outstanding details related to it.

About ArcelorMittal USA

ArcelorMittal USA, formerly known as Mittal Steel USA, with its affiliates, is the largest steel producer in the North America and the largest integrated steel producer in the United States. It serves a broad U.S. manufacturing base. ArcelorMittal USA is a subsidiary of ArcelorMittal.

About ArcelorMittal

ArcelorMittal is the world's number one steel company, with 320,000 employees in more than 60 countries. The company brings together the world's number one and number two steel companies, Arcelor and Mittal Steel.

ArcelorMittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 27 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

ArcelorMittal key pro forma financials for 2006 show combined revenues of USD 88.6 billions, with a crude steel production of 118 million tonnes, representing around 10 per cent of world steel output.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MTP), Brussels (MTBL), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid (MTS) and Valencia.

Contact information Arcelor Mittal Investor Relations
Continental Europe	+352 4792 2414
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Retail	+352 4792 2434
Bonds/Credit	+33 1 71 92 10 26
Contact information Arcelor Mittal Communications E-mail: press@arcelormittal.com Phone: +352 4792 5000
Arcelor Mittal Corporate Communications		Netherlands
Nicola Davidson	+44 207 543 1162 / 1172	Leon Melens, Smink, Van der Ploeg & Jongsma,	+31 20 647 81 81
Jean Lasar	+352 4792 2359	Germany
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North America		Spain
Bill Steers	+1 312 899 3817	Ignacio Agreda	+34 94 489 4162
		Oscar Fleites	+34 98 512 60 29
		Keith Grant	+34 639 760 397